UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 28, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2021, which includes its notice of the electronic annual general meeting and a change statement

Johannesburg, Thursday, 28 October 2021. Harmony is pleased to announce that it has published and distributed to shareholders its suite of reports today, 28 October 2021, for the financial year ended 30 June 2021 (“FY21”).

This suite of FY21 reports includes:
•Integrated Annual Report 2021
•Environment, Social and Governance (“ESG”) report 2021
•Operational report 2021
•Financial Report 2021
•Mineral Resources and Mineral Reserves 2021
•Task Force on Climate-related Financial Disclosures (“TCFD”) report 2021
•Report to Shareholders 2021, which includes the notice of meeting of electronic annual general meeting

The abovementioned reports are available at https://www.harmony.co.za/invest/annual-reports and at www.har.co.za. The full annual suite of reports is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors.

Peter Steenkamp, chief executive officer of Harmony shared the following:

“As we reflect on the past financial year, the resilience and determination shown throughout the company ensured we achieved our strategic objectives of operational excellence, responsible stewardship, cash certainty and effective capital allocation, and delivered stellar full-year results. The ongoing Covid-19 pandemic has been unprecedented, yet we have adapted to a changed environment. The successful acquisition and integration of Mponeng and related assets are reflecting in our results demonstrating how we have further transformed our earnings profile by acquiring high-grade assets while delivering on our strategy of safe, profitable ounces and increasing margins. We have re-engineered our portfolio and deleveraged our balance sheet to give us optionality while investing in our stakeholders and our future.

As the largest gold producer in South Africa by volume, we embrace our moral obligation to ensure the wellbeing and safety of our people, along with the belief that the value created by our operations extends to all stakeholders and shareholders. We have proven this in South Africa and Papua New Guinea through the effective allocation of capital, continued operational optimisation and productivity enhancements across our portfolio.

Harmony is more than just mining; we are about people. The actions we take today are the foundations of tomorrow. We have an exciting investment case with our world-class pipeline of projects and embedded approach to ESG. We are committed to creating opportunities through sustainable mining, while creating value and delivering positive returns for all our shareholders and stakeholders.”

The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on pages 136 and 137 in its ESG Report 2021. Harmony remains a company committed to the transformation agenda in South Africa. In compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 16.21(g) of the JSE Limited Listings Requirements, the Company’s B-BBEE annual compliance report is available on the Company’s website https://www.harmony.co.za/sustainability/social.

The audited annual financial statements for FY21 are included as part of the company’s suite of reports. These audited results contain a modification to the reviewed financial results published on 31 August 2021, in line with and allowed in terms of IFRS 3 Business Combinations, pertaining to the finalisation of the fair value exercise of the assets acquired and liabilities assumed in the acquisition of AngloGold Ashanti Limited’s remaining South African assets. Refer to the audited annual financial statements for FY21 on pages 57 to 60 of the Financial Report 2021 for further disclosure made on the acquisition, which is available on the Company’s website mentioned above.

This modification resulted in the following changes to the financial statements: changes in the Group’s income statement, statement of comprehensive income, and the balance sheet. There were no other changes to the statement of cash flows and the statement of changes in equities.

GROUP INCOME STATEMENT
	SA Rand
Figures in million	Provisional results reported on 31 August 2021	Modification	Audited annual financial statements
Cost of sales	(35 657)	168	(35 489)
Gross profit/(loss)	6 076	168	6 244
Other operating expenses	(562)	321	(241)
Operating profit/(loss)	5 961	489	6 450
Gain on bargain purchase	1 153	(850)	303
Profit/(loss) before taxation	6 743	(361)	6 382
Taxation	(1 153)	(105)	(1 258)
Net profit/(loss) for the year	5 590	(466)	5 124
Attributable to:
Owners of the parent	5 553	(466)	5 087
Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	919	(77)	842
Diluted earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	901	(76)	825
Headline earnings/(loss) per ordinary share (cents)
Total headline earnings/(loss)	923	64	987

GROUP STATEMENT OF COMPREHENSIVE INCOME
	SA Rand
Figures in million	Provisional results reported on 31 August 2021	Modification	Audited annual financial statements
Net profit/(loss) for the year	5 590	(466)	5 124
Total comprehensive income for the year	8 841	(466)	8 375
Attributable to:
Owners of the parent	8 783	(466)	8 317

GROUP BALANCE SHEET
	SA Rand
Figures in million	Provisional results reported on 31 August 2021	Modification	Audited annual financial statements
ASSETS
Non-current assets
Property, plant and equipment	34 366	(769)	33 597
Deferred tax assets	198	74	272
Total non-current assets	40 947	(695)	40 252
Total assets	49 498	(695)	48 803
EQUITY AND LIABILITIES
Share capital and reserves
Attributable to equity holders of the parent company	31 626	(466)	31 160
Accumulated loss	(7 707)	(466)	(8 173)
Total equity	31 680	(466)	31 214
Non-current liabilities
Deferred tax liabilities	2 202	(24)	2 178
Total non-current liabilities	12 060	(24)	12 036
Current liabilities
Trade and other payables	4 594	(205)	4 389
Total current liabilities	5 758	(205)	5 553
Total equity and liabilities	49 498	(695)	48 803

The annual financial statements were audited by the Company’s external auditors, PricewaterhouseCoopers Inc. and their unqualified report, containing key audit matters (pursuant to International Standards of Auditing ISA 701), is also available for inspection at the registered office of the company.

Printed copies of Harmony’s suite of FY21 reports are available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za.

The Form 20F – Harmony’s annual filing with the United States Securities and Exchange Commission (SEC) - will be submitted on Friday, 29 October 2021 and will be available on the Company’s website and the SEC’s website at www.sec.gov.

Notice of electronic Annual General Meeting (“AGM”)

The AGM of the company will be held entirely by electronic communication on Tuesday, 7 December 2021 at 10:00 (SA time), to transact the business as stated in the notice of AGM which is available on the Company website. The record date for the purpose of determining which shareholders of the Company are entitled to receive this notice of AGM is Friday, 22 October 2021. The record date in order to participate and vote at the AGM is Friday, 26 November 2021, accordingly the last date to trade is Tuesday, 23 November 2021.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
28 October 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 28, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director